Exhibit (a)(5)

1436 Lancaster Avenue, Suite 300

Berwyn, PA 19312

Ph: (610) 296-3400 Fax: (610) 296-7844

www.dfcglobalcorp.com

FOR IMMEDIATE RELEASE

DFC GLOBAL CORP. AND STERLING MID-HOLDINGS LIMITED ANNOUNCE CASH TENDER

OFFER FOR ANY AND ALL OUTSTANDING

3.25% SENIOR CONVERTIBLE NOTES DUE 2017 AND 3.00% SENIOR CONVERTIBLE NOTES DUE 2028

BERWYN, PA (BusinessWire) June 27, 2014 – DFC Global Corp. (“DFC”) today announced that it and its direct parent company Sterling Mid-Holdings Limited (“Mid-Holdings”, and collectively with DFC, the “Company”), have commenced a cash tender offer (for each series of notes, an “Offer” and, collectively, the “Offers”) for any and all outstanding 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”) and 3.00% Senior Convertible Notes due 2028 (the “2028 Notes,” and together with the 2017 Notes, the “Notes”) previously issued by DFC. There are currently $437,000.00 aggregate principal amount of the 2017 Notes outstanding and $720,000.00 aggregate principal amount of the 2028 Notes outstanding following the consummation on June 16, 2014 of DFC’s previous cash tender offer for the Notes commenced May 16, 2014. The Offers will expire on July 25, 2014 at 11:59 p.m., New York City time (the “Expiration Time”) with settlement and repurchase of the Notes expected to occur on July 28, 2014.

The Offers are being made pursuant to a Fundamental Change Repurchase Offer – Company Notice (the “Offer to Purchase”), dated June 27, 2014, which set forth a more detailed description of the terms and conditions of the Offers. As the previously announced acquisition of DFC by affiliates of Lone Star Funds constituted a “fundamental change” under the indentures for the Notes, the Offers are being made pursuant to Section 3.02 of the indentures for the Notes. As Mid-Holdings became a co-obligor under the indentures for the Notes on June 19, 2014, each of DFC and Mid-Holdings are co-bidders in the Offers.

Holders who validly tender and do not withdraw their Notes before the Expiration Time will be eligible to receive 100% of the principal amount of the Notes, plus any accrued and unpaid interest on the Notes up to, but not including, July 26, 2014, which is the 30th calendar day following commencement of the offer (as required by Section 3.02 of the indentures for the Notes).

If a holder desires to tender Notes pursuant to the Offers, such holder may do so through The Depository Trust Company’s Automated Tender Offer Program (“ATOP”), or by following the instructions set forth in the Offer to Purchase. Validly tendered Notes may be validly withdrawn at any time prior to the Expiration Time. The purchase by the Company of validly surrendered Notes is not subject to any conditions other than such purchase being lawful and satisfaction of the procedural requirements set forth in the Offer to Purchase.

The complete terms and conditions of the Offers are set forth in the Offer to Purchase and the other related Offer materials. Holders of the Notes should read the Offer to Purchase and the other related Offer materials because they contain important information.

U.S. Bank National Association, the trustee for the Notes, is serving as paying agent in connection with the Offers. Any questions regarding procedures for tendering the Notes or requests for additional copies of the indentures for the Notes, the Offer to Purchase and any related documents, which are available for free and which describe the Offers in greater detail, should be directed to U.S. Bank National Association, whose address and telephone numbers are as follows:

Exhibit (a)(5)

U.S. Bank National Association

By First Class Mail or by Hand:

Corporate Trust Support Services

Attn: Specialized Finance Department

60 Livingston Avenue

EP-MN-WS2N

St. Paul, MN 55107

By Courier or Overnight Delivery:

Corporate Trust Support Services

Atten: Specialized Finance Department

111 Filmore Avenue

St. Paul, MN 55107

By Facsimile 1-651-466-7372 For Information: 1-651-466-7150 By Electronic Mail escrowexchangepayments@usbank.com

None of the Company or any of their respective board of directors (or any committee thereof), the paying agent, the trustee for the Notes or any of their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in any of the Offers.

This press release is for informational purposes only and is not an offer to sell or purchase, the solicitation of an offer to sell or purchase or the solicitation of consents with respect to any securities discussed herein. The Offers are only being made pursuant to the terms of the Offer to Purchase and the other related Offer materials, which are incorporated herein by reference.

An issuer tender offer statement on Schedule TO, including the Offer to Purchase, describing the Offers was filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2014. Holders of the Notes are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the Offers because it contains important information. The Schedule TO, the Offer to Purchase and other related Offer materials will be available free of charge at the website of the SEC at www.sec.gov. In addition, the Company will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Notes. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. The Offers are not being made to any holder of Notes in Jersey and no person shall circulate in Jersey the Offer to Purchase.

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DFC Global Corp. is a leading international non-bank provider of alternative financial services, principally unsecured short term consumer loans, secured pawn loans, check cashing, gold buying, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers. DFC Global Corp. serves its customers through its approximately 1,500 current retail storefront locations and its multiple Internet platforms in ten countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania, the Czech Republic and the Republic of Ireland. For more information, please visit the Company’s website at www.dfcglobalcorp.com.

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional information concerning these and other factors can be found in our press releases and public periodic filings with the SEC. Many of the factors that will determine our future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	ICR Investor Relations: Garrett Edson, 484-320-5800 or Media: Phil Denning, 203-682-8200